UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Senior Notes Offering

On June 6, 2019, Intelsat S.A. (“Intelsat”) issued a press release announcing that Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat, intends to offer an additional $300 million aggregate principal amount of 9.750% senior notes due 2025 (the “Notes”) in a new private offering. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated by reference herein. The Notes will be issued pursuant to an indenture dated July 5, 2017, among Intelsat Jackson, as issuer, the guarantors party thereto, and U.S. Bank National Association, as trustee (the “Indenture”). Intelsat Jackson had previously issued $1,500 million aggregate principal amount of the Notes under the Indenture (the “Existing Notes”). The Notes constitute a further issuance of, and will be fungible with, the Existing Notes (except for any Notes sold pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) for a period of 40 days after the issue date) and will be treated as a single series of securities for all purposes under the Indenture.

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into the confidential offering memorandum of Intelsat Jackson, dated June 6, 2019, with respect to the Notes.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Notes referred to above will be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and to persons outside the United States in accordance with Regulation S under the Securities Act and applicable exemptions from registration, prospectus or like requirements under the laws and regulations of the relevant jurisdictions outside the United States. The Notes will not be registered under the Securities Act and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Notes referred to above will also not be registered in any jurisdiction outside of the United States and no action or steps will be taken to permit the offer of the Notes in any such jurisdiction where any registration or other action or steps would be required to permit an offer of the Notes.

The Notes may therefore not be offered or sold in any such jurisdiction except pursuant to an exemption from, or in a transaction not subject to, the relevant requirements of laws and regulations of such jurisdictions.

No prospectus as required by the Directive 2003/71/EC (and the implementing laws and regulations in the relevant member states) has been filed with respect to the Notes and therefore no offers of Notes may be made in any Member States of the European Economic Area unless made pursuant to an exemption under the Directive 2003/71/EC (and the implementing laws and regulations in the relevant Member States).

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities of Intelsat or its subsidiaries, nor shall there be any offer, solicitation or sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Exhibits.

Exhibit Number	Description

99.1	Press Release, dated June 6, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 6, 2019	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary